Filed by Cascade Bancorp
Pursuant to Rule 425 Under the Securities Act of 1933
And Deemed Filed Pursuant to Rule 14a-12
Under the Securities Exchange Act of 1934
Subject Company: Cascade Bancorp (Commission File No. 000-23322)

The following information was distributed to all employees of Cascade Bancorp on November 17, 2016.

Understanding the Merger of
First Interstate Bank & Bank of the Cascades

Bank of the Cascades Employee Q&A

What’s Happening & Why:
Q: Why has Bank of the Cascades agreed to be acquired by First Interstate Bank?
A: We are very proud of all that Bank of the Cascades has accomplished and all that our company represents and contributes in our communities. It is important to know that it those very accomplishments that have provided us the opportunity for a very bright future combined with First Interstate Bank. Looking forward and working together we are excited by the opportunity to offer our customers and communities more than if we remain separate. We will be part of an organization with the financial strength, capacity and commitment to continue to make a very positive difference in our markets.

Q: Why is this good for our customers?
A: Once the merger is complete, our customers will have access to more than 130 banking offices across the West in Oregon, Idaho, Washington, Montana, Wyoming and South Dakota. Like BOTC, First Interstate complements their branch banking experience with state of the art digital, online and mobile services for customer convenience.

Both banks share a proud history delivering quality, competitive financial services to customers and of making a positive difference in the communities we serve. It is this shared culture and commitment to community and to delivering an exceptional banking experience that makes the combination of our two banks such a good thing. In fact, both business and personal banking customers will see some additional service opportunities in response to their financial needs.

Introducing First Interstate Bank:
Q: Can you tell me a bit more about First Interstate Bank:
A: First Interstate Bank, headquartered in Billings Montana, is a recognized leader in community banking services. The $9 billion organization is driven by strong values, as well as a commitment to exemplary customer service, exceeding customer expectations through its products and services and supporting, with leadership and resources, the communities they serve.
A bit of history: First Interstate Bank was established on the principles and values of their founder, Homer Scott, Sr. In 1968, Mr. Scott purchased the Bank of Commerce in Sheridan, Wyoming, and began building his vision of a premier community bank committed to providing quality customer service, attracting high quality employees, and serving the local community with long-term perspective and discipline.
Today: First Interstate Bank has over 80 branches throughout Montana, Wyoming, and South Dakota. Their history and market leadership position not only reflects the vision and values of their founder but also of the entire Scott family, who serve as principal stockholders. The bank delivers comprehensive business and consumer banking services including commercial banking, treasury services, mortgage, credit card and wealth management.

Q: Should I be concerned that First Interstate Bank is headquartered in Montana?
A: Not at all. Banking at its best is all about relationships, and we have always believed that relationships happen at the local level. Our leadership teams are deeply rooted in their respective communities, and like us, First Interstate empowers their local teams to apply their knowledge, experience and commitment to the customers and communities they serve. As customers of First Interstate Bank, our customers will continue to have the satisfaction of knowing that you are banking with a bank that has deep roots across the Western United States and is committed to taking action in support of our regional economies.

Q: Is First Interstate Bank going to exit any Bank of the Cascades communities after the merger is complete?
A: No. At this time, First Interstate Bank intends to continue providing quality financial services to all markets currently served by Bank of the Cascades. They are excited to expand into the Northwest! Working together we are able to deliver additional strength and capacity to serve the growing financial needs in our markets.

Impact to Customers:

Q: When a customer asks if they should stay and bank with First Interstate Bank, how do I answer?
A: That’s an easy one; the answer is a very confident “YES”. We believe where you bank can really make a difference. By choosing to bank with First Interstate Bank customers are continuing to support the same reasons they chose Bank of the Cascades. First Interstate Bank is a strong Western bank with the resources available to make a difference in our communities through the delivery of credit to local businesses and individuals. Banking with First Interstate Bank is a choice to continue to support your local community, and a choice partner with a bank committed to making a difference, right here in the Northwest. On top of that, since our markets are new to them, there is not overlap of branches and we are excited that our customers will continue to bank with many of the great Cascade bankers they currently know and trust.

Q: Are former Bank of the Cascades customers going to see a lot of changes?
A: Importantly, what will not change is a continued commitment to delivering the same level of attentive and responsive service that customers have come to know with Bank of the Cascades. We chose to join our teams in part because of our very similar cultures and commitment to customers and community. In addition, Firsts Interstate Bank offers some new programs and additional services that will benefit our customers.

In terms of account changes, we are still very early in the process and have not yet determined a date at which current Bank of the Cascades will officially transition to First Interstate Bank systems, products and services. We are committed to working together to ensure a seamless transition and will identify those accounts and services that best align with the services customers are currently using at Bank of the Cascades. Rest assured, you and our customers will be well informed prior to any changes.

Commitment to Community
Q: I am proud of Bank of the Cascades commitment to our communities. Does First Interstate Bank share that commitment?
A: Absolutely! Community matters and it is integral to the culture at First Interstate Bank. They have a long history of participating and giving back to their communities. In addition to delivering credit to strengthen local and regional economies, First Interstate Bank is a generous and consistent supporter of local nonprofit organizations, with financial donations as well as donation of time and talent delivered through active employee volunteerism, board involvement and local leadership.

Employment:
Q: As a BOTC Employee, what should I expect next? When will I know about my employment?
A: First Interstate Bank and Bank of the Cascades have been working closely together to ensure the merger has as little impact on employees as possible. Our expectation is that many employees from Bank of the Cascades will have the opportunity to continue as part of the new First Interstate Bank team. As a result of the merger, the combined bank will have a larger workforce to serve a larger customer base.

Going forward, First Interstate Bank has shared that employment decisions are a top priority for them. The bank has a very strong employee benefits program that they will share at a later date. They appreciate the quality of our teams and feel our two companies share a similar employee centric culture. Together we understand the challenges brought on by uncertainty and they have committed to connecting with individual team members as soon as possible. That said, they need some time and our patience as they identify what their needs will be and how we can help.

At this this time, we ask that you take care not to make assumptions or speculate on what may or may not happen. Please give this process the time it needs to work effectively and know that connecting with all individuals on our teams will be a priority in the coming months.

In the meantime, our BOTC Human Resources team is a great resource to you. If you have any questions or concerns, please do not hesitate to reach out to them. We value you as our team member and are available to assist you. Finally, we have a bank to keep running and customers to keep serving. Please continue with your roles and responsibilities as usual. You make a difference to our customers and our communities!

Q: Is there anything I can do to help at this time?
A: Yes! You can accept responsibility to stay informed so that you can confidently respond to customer questions and support the merger of our two banks. Our customers will form their opinions largely based on how each of us responds to them and to this news. By being positive, we will provide them the reassurance they are seeking that this change is a positive one.
Know that we all take a great deal of pride in Bank of the Cascades and now it is with a strong belief in our company that we have agreed to make it even stronger by teaming up with First Interstate.

Next Steps:
What Should We Expect Next?

In the next two weeks, we will be holding meetings and town halls across all our regions so that all team members will have the opportunity to meet First Interstate leadership in person and to ask questions of them and of our leadership.

After that, please watch for ongoing communication on news, progress and next steps as we work together to combine our companies. It is no small action to combine two companies of our size and while we do not yet have an official date for the close of the transaction, we do anticipate working over the coming months toward that goal.

While this is an exciting time, it is also a time to remember that it is currently business as usual and we have a bank to run and customers to serve. It is important that we stay focused on our individual roles and responsibilities. Your contribution to our company is sincerely appreciated and we look forward to keeping you informed and answering your questions as we move forward.

Cautionary Statement Regarding Forward-Looking Statements
This document contains statements regarding the proposed transaction between Cascade Bancorp (the “Company”) and First Interstate BancSystem, Inc. (“FIBK”), the expected timetable for completing the transaction, future financial and operating results, benefits and synergies of the proposed transaction and other statements about the future expectations, beliefs, goals, plans or prospects of the management of each of the Company and FIBK. These statements are based on current expectations, estimates, forecasts and projections and management assumptions about the future performance of each of the Company, FIBK and the combined corporation, as well as the businesses and markets in which they do and are expected to operate. These statements constitute forward-looking statements within the meaning of the U.S. Private Securities Litigation Reform Act of 1995. Words such as “expects,” “believes,” “estimates,” “anticipates,” “targets,” “goals,” “projects,” “intends,” “plans, “seeks,” “indicates” and variations of such words and similar expressions are intended to identify such forward-looking statements which are not statements of historical fact. These forward-looking statements are not guarantees of future performance and involve certain risks, uncertainties and assumptions that are difficult to assess. Actual outcomes and results may differ materially from what is expressed or forecasted in such forward-looking statements. The closing of the proposed transaction is subject to regulatory approvals, the approval of the stockholders of the Company and FIBK, and other customary closing conditions. There is no assurance that such conditions will be met or that the proposed transaction will be consummated within the expected time frame, or at all. If the transaction is consummated, factors that may cause actual outcomes to differ from what is expressed or forecasted in these forward-looking statements include, among things: difficulties and delays in integrating the Company and FIBK and achieving anticipated synergies, cost savings and other benefits from the transaction; higher than anticipated transaction costs; deposit attrition, operating costs, customer loss and business disruption following the merger, including difficulties in maintaining relationships with employees, may be greater than expected; required governmental approvals of the merger may not be obtained on the merger’s proposed terms and schedule, or without regulatory constraints that may limit growth; competitive pressures among depository and other financial institutions may increase significantly and have an effect on revenues; the strength of the U.S. economy in general, and of the local economies in which the surviving corporation will operate, may be different than expected, which could result in, among other things, a deterioration in credit quality or a reduced demand for credit and have a negative effect on the combined corporation’s loan portfolio and allowance for loan losses; changes in the U.S. legal and regulatory framework; and adverse conditions in the stock market, the public debt market and other capital markets (including changes in interest rate conditions) which would negatively affect the surviving corporation’s business and operating results. For a more complete list and description of such risks and uncertainties, refer to the Company’s Form 10-K for the year ended December 31, 2015, as amended, FIBK’s Form 10-K for the year ended December 31, 2015, as amended, as well as other filings made by the Company and FIBK with the Securities and Exchange Commission (the “SEC”). Except as required under the U.S. federal securities laws and the rules and regulations of the SEC, the Company disclaims any intention or obligation to update any forward-looking statements after the distribution of this press release, whether as a result of new information, future events, developments, changes in assumptions or otherwise.
Additional Information and Where to Find It
The information in this document does not constitute an offer to sell or the solicitation of an offer to buy any securities, or a solicitation of any vote or approval, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. In connection with the proposed merger between FIBK and the Company, FIBK will file with the SEC a Registration Statement on Form S-4, which will include a joint proxy statement of FIBK and the Company that also constitutes a prospectus. FIBK and the Company will deliver the joint proxy statement/prospectus to their respective stockholders. FIBK and the Company urge investors and security holders to read the joint proxy statement/prospectus regarding the proposed merger when it becomes available, as well as other documents filed with the SEC because they will contain important information about the proposed merger. You may obtain copies of all documents filed with the SEC regarding this transaction, free of charge, at the SEC’s website (www.sec.gov). You may also obtain these documents, free of charge, from: (i) the Company’s website

(www.botc.com) under the heading “About Us” and then under the heading “Investor Relations” and then under the heading “Investor Information” and then under the tab “SEC Filings;” (ii) the Company upon written request to Cascade Bancorp, Attn: Investor Relations, 1100 North West Wall Street, P.O. Box 369, Bend, Oregon 97701; (iii) FIBK’s website (www.fibk.com) under the heading “SEC Filings”; or (iv) FIBK upon written request to First Interstate BancSystem, Inc., Attn: Marcy Mutch, 401 North 31st Street, Billings, Montana 59101.
Participants in Solicitation
The Company, FIBK and their respective directors, executive officers, management and employees may be deemed to be participants in the solicitation of proxies in respect of the merger. Information concerning the Company’s participants is set forth in the definitive proxy statement, dated April 13, 2016, for the Company’s 2016 annual meeting of stockholders as filed with the SEC on Schedule 14A. Information concerning FIBK’s participants is set forth in the definitive proxy statement, dated April 4, 2016, for FIBK’s 2016 annual meeting of stockholders as filed with the SEC on Schedule 14A. Additional information about the Company’s directors and executive officers and FIBK’s directors and executive officers can also be found in the above-referenced Registration Statement on Form S-4 when it becomes available. Investors should read the joint proxy statement/prospectus carefully when it becomes available before making any voting or investment decisions. You can obtain free copies of these documents from FIBK and the Company using the contact information above.